

December 29, 2025

Pete O'Heeron
Chief Executive Officer
FibroBiologics, Inc.
455 E. Medical Center Blvd.
Suite 300
Houston, TX 77598

> **Re: FibroBiologics, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 23, 2025**
> **File No. 333-292407**

Dear Pete O'Heeron:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tyler Howes at 202-551-3370 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences